Mail Stop 4561

July 29, 2009

James C. Granger
Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

> **Re:** **Wireless Ronin Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 8-K Filed February 17, 2009 and May 7, 2009**
> **File No. 001-33169**

Dear Mr. Granger:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 36

1. In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For

example, you disclose that the increase in sales was the result of new customer relationships, the expansion of existing customer relationships and a full year of sales from your Canadian operations, offset by the loss of a large customer in 2007 but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350. Note that this comment also applies to your discussion on changes to cost of sales and various operating expenses.

Liquidity and Capital Resources

Operating Activities, page 40

2.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Consolidated Statements of Operations, page F-4

3.   Your disclosures indicate that for certain arrangements, the Company recognize revenue pursuant to SOP 81-1. Tell us the amount of revenues recognized using contract accounting for each period presented. Also, tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs as a single line item (i.e. within "Services and other") or allocate between products and services, please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4.   We note that you derive revenue from multiple element arrangements that include a combination of software products, system hardware, maintenance and support, or installation and training services in accordance with SOP 97-2. Please describe your methodology for establishing vendor-specific objective evidence ("VSOE") of fair value for each of your elements, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

5.   We note your disclosure that you defer revenue under the residual method for undelivered maintenance and support fees included in the price of software. Reconcile this statement with your disclosure that "each element of [your] multiple element arrangements qualifies for separate accounting with the exception of undelivered maintenance and service fees." In this regard, explain how you utilize the residual method for elements that do not qualify for separate accounting.

6.   We note that the Company records revenue from your SOP 81-1 contracts based on the percentage of services provided during the reporting period to total estimated services to be provided over the duration of the contract. Please explain further what you mean by "services provided." In this regard, clarify whether you recognize revenue using input measures or output measures and tell us what specific measures are used to determine "services provided" (i.e. labor hours, service milestones, etc.). Also, please consider revising your disclosures to more clearly describe how you measure progress to completion for the Company's SOP 81-1 contracts.

Use of Non-GAAP Measures

7.   We note your use of non-GAAP measures in the Form 8-Ks filed February 17, 2009 and May 7, 2009 that exclude a number of items that appear to be recurring in nature. Please revise to include the following disclosures pursuant to Question

8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which appear to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief